As filed with the Securities and Exchange Commission on March 30, 2007
Registration No.  000-52482
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Georgia International Mining Corporation (Exact name of registrant as specified in its charter)

Nevada	1000	20-2308107
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

299 – 1917 West 4th Avenue, Vancouver, BC. V6J 1M7 (604) 813-8529
(Address and telephone number of registrant's principal executive offices)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Nevada Corporate Headquarters, Inc.
101 Convention Center Dr., Suite 700, Las Vegas, Nevada 89109 Telephone: (800) 508-1729
(Name, address and telephone number for Agent for Service)

(Check one):  [X] Form 10-K    [  ] Form 20-K    [  ] Form 10-Q   [  ] Form N-SAR

                      For Period Ended: December 31, 2006

                             [X]     Transition Report on Form 10-K
                             [  ]      Transition Report on Form 20-K
                             [  ]      Transition Report on Form 11-K
                             [  ]      Transition Report on Form 10-Q
                             [  ]      Transition Report on Form N-SAR

                      For the Transition Period Ended: December 31, 2006

PART I — REGISTRANT INFORMATION

Georgia International Mining Corporation
299 – 1917 West 4th Avenue, Vancouver, BC. V6J 1M7
Telephone: (604) 813-8529

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

√
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant's recent activities have delayed the preparation and review of the report which is due March 30, 2007.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is Mark Hague, telephone: (604) 813-8529.

To date we have not had any other periodic reports to file as required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Georgia International Mining Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ____March 30, 2007  ____________________      By _/s/ Mark Hague
                                                                                              Mark Hague, Director and CFO